Howard D. Polsky
General Counsel and Secretary

K12 Inc
2300 Corporate Park Drive	Phone: 703-483-7000
Suite 200	Fax: 703-483-7496
Herndon, Virginia 20171	E-mail: hpolsky@k12.com

December 22, 2010
Mr. Jonathan Groff
Staff Attorney
United States Securities
     and Exchange Commission
Washington, D.C. 20549
Re: K12 Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 13, 2010
File No. 001-33883
Dear Mr. Groff:
     Due to the upcoming holidays which fall during the response period, this letter is to confirm our conversation this afternoon granting an extension of time until January 14, 2011, in the above-captioned matter.
Sincerely,
/s/ Howard D. Polsky
Howard D. Polsky